EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis (“MD&A”) is a review of Masonite International Inc.’s  financial condition and results of operations, is based upon Canadian Generally Accepted Accounting Principles (“GAAP”) and covers the three and six month periods ended June 30, 2008 and June 30, 2007. In this MD&A,  “Company”, “we”, “us” and “our” refer to Masonite International Inc. and our subsidiaries. All amounts are in millions of United States dollars unless specified otherwise.

This discussion should be read in conjunction with the 2007 annual audited consolidated financial statements and the 2008 unaudited interim financials statements. The following discussion also contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties.

Recent Developments

As of June 30, 2008, we were not in compliance with the financial covenants contained in our Senior Secured Credit Agreement.  As a result of such non-compliance, the lenders party to the Senior Secured Credit Agreement have the right to demand immediate repayment of the obligation of $1,139.8 million, as well as the amount outstanding under the revolving credit facility in the amount of $336.0 million.  To date, no demand for repayment has been made.  If such demand is made, the holders of our Senior Subordinated Notes due 2015 (the “Notes”) would be permitted to demand immediate repayment of the Notes in the amount of $769.9 million.  We have been engaged in negotiations with the lenders party to the Senior Secured Credit Agreement regarding an amendment to the agreement including a waiver of such non-compliance.  To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to us and our lenders.  To the extent that no demands for repayment of our Senior Secured Credit Agreement and Senior Subordinated Notes due 2015 are made, we have adequate cash reserves to fund ongoing operations for the foreseeable future.  Cash on hand as of June 30, 2008 was $241.4 million.  Our ability to continue as a going concern is dependent upon our ability to reach agreement regarding a satisfactory amendment to our Senior Secured Credit facility.  This MD&A was prepared based on financial statements prepared using accounting principles applicable to a going concern, which assumes that we will continue in operation for a reasonable period of time and will be able to realize our assets and discharge our liabilities in the normal course of operations.  To the extent that the lenders under the senior secured credit facilities agree to an amendment of these covenants, such amendment may result in interest being payable on these facilities at higher interest rates.

In the first quarter of 2007, we were notified by our largest customer, The Home Depot, that they would be moving substantially all of their business with us in certain geographic regions to a competitor later in 2007.  Sales to this customer in the regions affected were approximately $250 - $300 million on an annualized basis.  Subsequent to this notification, we completed the permanent closure of five facilities dedicated to this customer and an interior door manufacturing facility.  We further completed the consolidation of our manufacturing operations in Florida, completed the closure of our Bridgwater site in the UK and three additional sites in North America.  Actions are underway to close three additional underperforming sites before the end of the year.  In March of 2008 we completed the acquisition of the remaining 25% of our facilities in the Czech Republic and Poland pursuant to an option exercised by the minority interest shareholder for $18.6 million which consisted of $13.7 million paid for the shares and the balance as repayment of advances made by the minority interest shareholder.  In the second quarter, we borrowed the remaining amount available on our revolving credit facility which resulted in a total amount outstanding under the revolving credit facility of $336.0 million.  In June of 2008 we purchased an additional 25% of a door facing manufacturing facility pursuant to the terms contained in the shareholder agreement for total consideration of $19.3 million including a distribution to the previous owner of $2.5 million.

Due to the continued decline of the U.S. housing market, we completed an additional goodwill and intangibles impairment test for our reporting units as of June 30, 2008.  As a result of this test, goodwill in the North American segment was determined to be impaired by $471.4 million.  Further, the impairment test also determined that North American customer relationship intangibles were impaired by $153.3 million.  Additionally, in connection with the anticipated closure of two sites in the Europe and Other segment, it was determined that goodwill and customer relationships in the amount of $5.0 million and $0.7 million respectively, were impaired.

Results of Operations for the three month period ended June 30, 2008 compared to the three month period ended June 30, 2007

A summary of the second quarter results is as follows:

	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007
Sales	$507.8	$588.9
Cost of sales	417.0	447.1
Gross margin	90.8	141.9
Selling, general and administration expenses	44.6	53.2
Depreciation	21.0	24.0
Amortization of intangible assets	7.1	8.9
Interest	99.2	45.0
Other expense, net	11.4	10.5
Impairment of goodwill and intangibles	630.3	—
(Loss) income before income taxes and non-controlling interest	(722.9)	0.3
Income taxes (recovery)	(35.3)	(7.3)
Non-controlling interest	0.9	2.1
Net (loss) income	$(688.6)	$5.4

Consolidated Sales

For the three month period ended June 30

	2008	2007	$ Change	% Change
Sales	$507.8	$588.9	$(81.2)	(13.8)%

Consolidated sales for the three month period ended June 30, 2008 were $507.8 million compared to $588.9 million in the prior year period. Sales in the 2008 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels as well as weakness in the United Kingdom housing market as lower sales of door facings to the Middle Eastern markets due to the strength of the Euro. Sales in the second quarter of 2008 benefited by $19.8 million due to stronger foreign currency rates as compared to the prior year period.  Approximately $51.9 million of the decline in sales is attributable to sales in geographic regions that The Home Depot moved to a competitor in the second half of 2007.

Sales and Percentage of Sales by Principal Geographic Region

For the three month period ended June 30

	2008	2007
North America	$328.5	$424.7
	65%	72%

Europe and Other	$188.2	$178.8
	37%	30%

Intersegment	$(8.9)	$(14.6)
	(2)%	(2)%

Sales to external customers from facilities in North America declined 23.2% to $326.3 million for the three month period ended June 30, 2008 as compared to $424.7 in the prior year period.  Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels, and the business lost from The Home Depot. Sales in the North American segment contributed 65% of consolidated sales as compared to 72% in the prior year.  The stronger Canadian dollar in 2008 increased sales in the second quarter of 2008 by approximately $5.4 million.  Excluding the impact of currency and the lost business, sales declined 13.9% compared to the prior year period.

Sales to external customers from facilities outside of North America grew 10.5% to $181.5 million in 2008 as compared to the prior year period.  European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar in the amount of $14.4 million.  Excluding the impact of exchange, sales in our Europe and Other segment increased by 1.8% from the prior year on an overall basis.  Our sales in the United Kingdom, declined as a result of weakening housing market conditions, while sales in the Czech Republic, Poland and South Africa increased.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 39.0% to $8.9 million due to continued soft market conditions in North America during the second quarter of  2008.

Sales and Percentage of Sales by Product Line

For the three month period ended June 30

	2008	2007
Interior	$355.0	$404.3
	70%	69%

Exterior	$152.8	$184.7
	30%	31%

The proportion of revenues from interior and exterior products was approximately 70% and 30%, respectively, for the three month period ended June 30, 2008.  For the 2007 period, the proportion was 69% and 31%, respectively. Our sales of interior doors in 2008 grew as a percentage of sales due to the relative strength of our market position in the interior door market, in particular as our European businesses, which predominately consists of sales of interior doors, becomes a larger relative proportion of our overall business. In addition, we believe that weakening housing market conditions in North America affect exterior product sales earlier than interior product sales.

Cost of Sales

For the three month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Cost of sales	$417.0	82.1%	$447.1	75.9%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 82.1% for the 2008 period versus 75.9% for the 2007 period. Despite our ongoing efforts on global supply chain initiatives, facility rationalizations, rigorous cost management and product pricing adjustments, we were not able to fully offset the impact of the lower volumes in the second quarter coupled with significant inflationary cost pressures on raw materials and transportation.  We continue to execute on our announced facility closures to adjust the size of our business to the current market conditions.  In the second quarter of 2008, we recorded in cost of sales, non-cash inventory write downs of $2.7 million associated with a decision to dispose of certain aged inventories in order to exit additional leased warehouses,  approximately $0.6 million associated with a customer transition program and $0.7 million associated with product that was previously provided by a facility that we closed.  As part of the closure of that facility, we exited one of the product lines previously serviced by that site.  We also recorded an additional $1.7 million charge associated with input taxes that are no longer considered recoverable due to political uncertainty in one of the jurisdictions in which we operate.  Excluding these adjustments, cost of sales would have been 81.1% of sales.  Rising fuel prices and raw material input costs had the most significant impact on our cost of sales in the second quarter of 2008.

Selling, General and Administration Expenses

For the three month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Selling, general and administration expenses	$44.6	8.8%	$53.2	9.0%

Selling, general and administration expenses primarily includes personnel, marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. SG&A costs declined $8.6 million as compared to the prior year period due to reductions in staffing levels, lower commissions, accounts receivable sales facility charges, professional fees including recruiting and relocation, and travel and entertainment spending.

Depreciation

For the three month period ended June 30

	2008	2007	$ Change	% Change
Depreciation	$21.0	$24.0	$(3.0)	(12.5)%

Depreciation expense decreased to $21.0 million in the second quarter of 2008 as compared to $24.0 million in the second quarter of 2007.  This reduced level of depreciation is a result of lower capital expenditures over the past two years, the 16 facility closures completed since 2005 and asset impairments recorded in the last two years.  These actions have reduced the overall basis of depreciable assets.  Also in 2007, the Company recorded accelerated depreciation on leased facilities that were closing in the second and third quarter of 2007.

Amortization of Intangible Assets

For the three month period ended June 30

	2008	2007	$ Change	% Change
Amortization of intangible assets	$7.1	$8.9	$(1.8)	(20.2)%

Amortization of intangible assets for the 2008 period was $1.8 million lower than in the 2007 period due to the impairment of customer relationship intangibles recorded in December of 2007.  As a result of the business lost from The Home Depot and the ongoing downturn in the North American housing market, we recorded an impairment charge of $65.4 million related to customer relationship intangibles in 2007.  Due to the anticipated closure of two additional overseas sites and the continuing downturn in the North American housing market, the Company recorded additional impairment of customer relationship intangibles of $153.3 million in the second quarter of 2008.  This will reduce amortization of intangible assets by approximately $17.0 million per year.

Other Expense

For the three month period ended June 30

	2008	2007
Restructuring and severance expense	$6.9	$10.7
Impairment of property, plant and equipment	5.1	2.6
(Gain) loss on disposal of property, plant and equipment	(1.4)	0.2
Other	0.8	(3.0)
Other expense	$11.4	$10.5

Other expense of $11.4 million in the second quarter of 2008 includes restructuring charges of $6.9 million related to the closure of three manufacturing sites in North America.  Included in restructuring and severance expense is a charge of $4.8 million relating to the estimated lease obligations on sites that have been closed in the quarter as well as adjustments to previously recorded estimates of outstanding lease obligations on closed sites.  We are proceeding with the closure of three additional overseas sites and as a result, we determined that the property plant and equipment of one of these sites was impaired by approximately $5.1 million.  We completed the sale of our former Tampa manufacturing site in the quarter for proceeds of approximately $3.6 million which generated a gain on disposal of $1.7 million included in (Gain) loss on disposal above.

Other expense was $10.5 million in the 2007 period including restructuring and severance costs of $10.7 million related to the closure of six manufacturing facilities in North America and related restructuring actions.  We also recorded a $2.6 million charge related to an impairment of property, plant and equipment at the facilities that were being closed.

Impairment of Goodwill and Intangible Assets

For the three month period ended June 30

	2008	2007
Impairment of goodwill and intangible assets	$630.3	$—

Due to the continued decline of the U.S. housing market, we completed an additional goodwill and intangibles impairment test for our reporting units as of June 30, 2008.  As a result of this test, goodwill in the North American segment was determined to be impaired by $471.4 million.  Further, the impairment test also determined that North American customer relationship intangibles were impaired by $153.3 million.  Additionally, in connection with the anticipated closure of two sites in the Europe and Other segment, it was determined that goodwill and customer relationships in the amount of $5.0 million and $0.7 million respectively, were impaired.

Interest Expense

For the three month period ended June 30

	2008	2007	$ Change	% Change
Interest	$99.2	$45.0	$54.2	120.4%

Interest expense of $99.2 million for the 2008 period was $54.2 million or 120.4% higher than the 2007 period. Included in the 2008 period are $56.0 million in deferred financing fees recognized as interest expense.  As a result of the event of default on the senior secured credit facility, the balance due on that facility as well as the Notes were reclassified to current liabilities and accordingly, all previously unamortized deferred financing costs were recognized in interest expense.  As well, since we may not be permitted to be continue to borrow under the senior secured credit facility on a LIBOR interest rate basis, it was determined that the interest rate swap ceased to be an effective hedge for accounting purposes.  Lower interest costs of $1.8 million were attributable to lower LIBOR interest rates in the 2008 period.  Amortization of deferred financing fees in the 2008 period prior to the recognition of the $56.0 million was  unchanged at $2.5 million.

Income Tax Rates

For the three month period ended June 30

	2008	2007
Combined effective rate	Not meaningful	Not meaningful

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by goodwill and intangible impairments, estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Loss

For the three month period ended June 30

	2008	2007	$ Change	% Change
Net (loss) income	$(688.6)	$5.4	$(694.0)	Not meaningful

Our net loss of $688.6 million in the second quarter of 2008 increased by $694.0 million from the prior year period.  This result reflects the factors discussed above including, goodwill and intangibles impairment, the recognition of previously unamortized deferred financing fees, as well as weakening housing market conditions in North America and the United Kingdom, and the business lost from The Home Depot, partially offset by aggressive global cost controls, and reduced selling, general and administration spending.

Segment Information

For the three month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Operating EBITDA - North America	$29.6	9.0%	$62.6	14.7%

Operating EBITDA - Europe and Other	$16.5	8.8%	$26.0	14.5%

The performance measurement of each of our geographic segments is based on Operating EBITDA which is defined as net income (loss) plus non-controlling interest, interest, taxes, depreciation, amortization and other expense.  Segment Operating EBITDA in North America was lower in 2008 as a result of the significantly lower volume and inflationary cost pressures not fully offset by headcount reduction actions and facility rationalization activities.  Non-cash inventory write-downs of $3.3 million also negatively affected the North American segment.  Segment Operating EBITDA in our Europe and Other segment was negatively impacted by foreign currency as sales prices in some of our foreign markets are denominated in U.S. dollars while input costs are in other foreign currencies.  In addition, we recorded a $1.7 million charge in our Europe and Other segment in connection with input taxes that have been determined to be no longer collectible due to political and economic uncertainty in one of the jurisdictions in which we operate.  Our businesses in Western Europe are also experiencing a slowdown in demand in their markets which affected our Operating EBITDA in the period.

Set forth below is a reconciliation of Operating EBITDA, by segment, from net income (loss):

	North America 2008	North America 2007	Europe and Other 2008	Europe and Other 2007
Net (loss) income	$(687.1)	$(12.4)	$(1.5)	$17.8
Non-controlling interest	0.9	1.8	—	0.3
Income taxes (recovery)	(36.7)	(10.7)	1.4	3.5
Other expense, net	4.7	10.2	6.7	0.2
Interest	103.9	49.3	(4.7)	(4.3)
Amortization of intangible assets	6.7	8.6	0.4	0.3
Depreciation	12.6	15.8	8.5	8.2
Impairment of goodwill and intangibles	624.6	—	5.7	—
Operating EBITDA	$29.6	$62.6	$16.5	$26.0
Percentage of Sales	9.0%	14.7%	8.8%	14.5%

Results of Operations for the six month period ended June 30, 2008 compared to the six month period ended June 30, 2007

A summary of the results for the first six months is as follows:

	January 1, 2008 - June 30, 2008	January 1, 2007 - June 30, 2007
Sales	$972.1	$1,158.3
Cost of sales	791.0	889.5
Gross margin	181.2	268.8
Selling, general and administration expenses	88.4	106.7
Depreciation	43.1	46.6
Amortization of intangible assets	14.2	17.8
Interest	142.3	89.8
Other expense, net	17.8	12.3
Impairment of goodwill and intangibles	630.3	—
(Loss) income before income taxes and non-controlling interest	(754.9)	(4.4)
Income taxes (recovery)	(40.6)	(10.0)
Non-controlling interest	1.9	3.3
Net (loss) income	$(716.2)	$2.4

Consolidated Sales

For the six month period ended June 30

	2008	2007	$ Change	% Change
Sales	$972.1	$1,158.3	$(186.2)	(16.1)%

Consolidated sales for the six month period ended June 30, 2008 were $972.1 million compared to $1,158.3 million in the prior year period. Sales in the 2008 period were negatively impacted by lower North American sales due to continued soft demand from customers servicing both the wholesale and retail channels. Sales in the first six months of 2007 benefited by $40.9 million due to stronger foreign currency rates as compared to the prior year period.  Approximately $118.3 million of the decline in sales is attributable to sales in geographic regions that The Home Depot moved to a competitor in the second half of 2007.

Sales and Percentage of Sales by Principal Geographic Region

For the six month period ended June 30

	2008	2007
North America	$627.0	$836.5
	64%	72%

Europe and Other	$365.4	$349.4
	38%	30%

Intersegment	$(20.3)	$(27.6)
	(2)%	(2)%

Sales to external customers from facilities in North America declined 25.7% to $621.2 million for the six month period ended June 30, 2008 as compared to the prior year period.  Sales in North America were negatively impacted by continued soft demand from customers servicing both the wholesale and retail channels, the business lost from The Home Depot.  Sales in the North American segment contributed 64% of consolidated sales as compared to 72% in the prior year.  The stronger Canadian dollar in 2008 increased sales in the 2008 period by approximately $12.2 million.  Excluding the impact of currency and the lost business, sales declined 15.2% compared to the prior year period.

Sales to external customers from facilities outside of North America grew 9.0% to $350.9 million in 2008 as compared to the prior year period.  European sales were positively impacted by the appreciation of European currencies versus the U.S. dollar in the amount of $28.7 million.  Excluding the impact of exchange, sales in our Europe and Other segment increased by

0.1% from the prior year on an overall basis.  Our sales in Western Europe, notably the United Kingdom, declined as a result of weakening housing market conditions, while sales from our facilities in France and South Africa increased due to strong economic fundamentals.

Intersegment sales, primarily the movement of door components from the Europe and Other segment into the North America segment, declined by 26.4% to $20.3 million due to continued soft market conditions in North America during the first six months of  2008.

Sales and Percentage of Sales by Product Line

For the six month period ended June 30

	2008	2007
Interior	$698.1	$805.0
	72%	69%

Exterior	$274.0	$353.3
	28%	31%

The proportion of revenues from interior and exterior products was approximately 72% and 28%, respectively, for the six month period ended June 30, 2008.  For the 2007 period, the proportion was 69% and 31%, respectively. Our sales of interior doors in 2008 grew as a percent of sales due to the relative strength of our market position in the interior door market, in particular as our European businesses, which predominately consists of sales of interior doors, becomes a larger relative proportion of our overall business. In addition, we believe that weakening housing market conditions in North America affect exterior product sales earlier than interior product sales.

Cost of Sales

For the six month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Cost of sales	$791.0	81.4%	$889.5	76.8%

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs. Cost of sales, expressed as a percentage of sales, was 81.4% for the 2008 period versus 76.8% for the 2007 period. Despite our ongoing efforts on global supply chain initiatives, facility rationalizations, rigorous cost management and product pricing adjustments we were not able to fully offset the impact of the lower volumes in the second quarter coupled with inflationary cost pressures on raw materials.  We made additional headcount reductions during the first six months, and continue to execute on our announced facility closures to rightsize our business for the current market conditions.  As previously discussed, non-cash inventory write downs of $4.5 million and the recognition of $1.7 million of input taxes no longer considered recoverable also affected cost of sales in the first half of 2008.

Selling, General and Administration Expenses

For the six month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Selling, general and administration expenses	$88.4	9.1%	$106.7	9.2%

Selling, general and administration expenses primarily includes personnel marketing and advertising costs, sales commissions, information technology costs, receivables sales program costs, professional fees and management travel. Selling, general and administration costs declined $18.3 million as compared to the prior year period due to reductions in staffing levels, lower commissions, accounts receivable sales facility charges, professional fees including recruiting and relocation, and travel and entertainment spending.

Depreciation

For the six month period ended June 30

	2008	2007	$ Change	% Change
Depreciation	$43.1	$46.6	$(3.5)	(7.5)%

Depreciation expense decreased to $43.1 million in the first six months of 2008 as compared to $46.6 million in the first six months of 2007.  This reduced level of depreciation is a result of lower capital expenditures over the past two years, the sixteen facility closures completed since 2005 and asset impairments recorded in the last two years.  These actions have reduced the overall basis of depreciable assets.

Amortization of Intangible Assets

For the six month period ended June 30

	2008	2007	$ Change	% Change
Amortization of intangible assets	$14.2	$17.8	$(3.6)	(20.2)%

Amortization of intangible assets for the 2008 period was $3.6 million lower than in the 2007 period due to the impairment of customer relationship intangibles recorded in December of 2007.  As a result of the business lost from The Home Depot and the ongoing downturn in the North American housing market, we recorded an impairment charge of $65.4 million related to customer relationship intangibles in 2007.

Other Expense

For the six month period ended June 30

	2008	2007
Restructuring and severance expense	$12.4	$11.6
Impairment of property, plant and equipment	5.9	2.6
(Gain) loss on disposal of property, plant and equipment	(1.3)	1.0
Other	0.8	(2.9)
Other expense	$17.8	$12.3

Other expense of $17.8 million in the first six months of 2008 includes restructuring charges of $12.4 million related to the reductions in salaried workforce as well as costs incurred in connection with the closure and consolidation of manufacturing sites. Also included in other expense in the 2008 period were asset impairments of $5.9 million to reduce the carrying value of certain assets to their net realizable value and net gains on disposal of fixed assets of $1.3 million.

Other expense was $12.3 million in the 2007 period including restructuring and severance costs of $11.6 million related to the closure of six manufacturing facilities in North America, $2.6 million for asset impairments and $1.0 million from the loss on disposal of idle property, plant and equipment.

Impairment of Goodwill and Intangible Assets

For the six month period ended June 30

	2008	2007
Impairment of goodwill and intangible assets	$630.3	$—

Due to the continued decline of the U.S. housing market, we completed an additional goodwill and intangibles impairment test for our reporting units as of June 30, 2008.  As a result of this test, goodwill in the North American segment was determined to be impaired by $471.4 million.  Further, the impairment test also determined that North American customer relationship intangibles were impaired by $153.3 million.  Additionally, in connection with the anticipated closure of two sites in the Europe and Other segment, it was determined that goodwill and customer relationships in the amount of $5.0 million and $0.7 million respectively, were impaired.

Interest Expense

For the six month period ended June 30

	2008	2007	$ Change	% Change
Interest	$142.3	$89.8	$52.5	58.5%

Interest expense of $142.3 million for the 2008 period was $52.5 million or 66.4% higher than the 2007 period. Included in the 2008 period is $56.0 million in deferred financing fees recognized in interest expense.  As a result of the event of default on the senior secured credit facility, the balance due on that facility as well as the Notes were reclassified to current and accordingly, all previously unamortized deferred financing costs were recognized in interest expense.  As well, since we may not be permitted to be continue to borrow under the senior secured credit facility on a LIBOR interest rate basis, it was determined that the interest rate swap ceased to be an effective hedge for accounting purposes.  Lower interest costs of $1.7 million were attributable to lower LIBOR interest rates in the 2008 period.  Amortization of deferred financing fees in the 2008 period prior to the recognition of the $56 million was unchanged at $5.0 million.

Income Tax Rates

For the six month period ended June 30

	2008	2007
Combined effective rate	Not meaningful	Not meaningful

Our effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries in which we have operations, including the United States, Canada, France, the United Kingdom and Ireland.

Our income tax rate is also affected by goodwill and intangibles impairment, estimates of realizability of tax assets, changes in tax laws and the timing of the expected reversal of temporary differences. We have established a valuation allowance on a portion of tax losses and other carryforward attributes in Canada, the United States and other jurisdictions until the realization of these tax assets becomes more likely than not during the carryforward period.

Net Loss

For the six month period ended June 30

	2008	2007	$ Change	% Change
Net (loss) income	$(716.2)	$2.4	$(718.6)	Not meaningful

Our net loss of $716.2 million in the first six months of 2008 increased by $718.6 million from the prior year period.  This result reflects the factors discussed above including goodwill and intangibles impairment, the recognition of previously unamortized deferred financing fees, as well as weakening housing market conditions in North America and the United Kingdom, and the business lost from The Home Depot, partially offset by aggressive global cost controls, and reduced  selling, general and administration spending.

Segment Information

For the six month period ended June 30

	2008	Percentage of Sales	2007	Percentage of Sales
Operating EBITDA - North America	$55.6	8.9%	$113.0	13.5%

Operating EBITDA - Europe and Other	$37.2	10.2%	$49.1	14.1%

The performance measurement of each of our geographic segments is based on Operating EBITDA which is defined as net income (loss) plus non-controlling interest, interest, taxes, depreciation, amortization and other expense.  Segment Operating

EBITDA in North America was lower in 2008 as a result of the significantly lower volume and inflationary cost pressures not fully offset by headcount reduction actions and facility rationalization activities.  Segment Operating EBITDA in our Europe and Other segment was negatively impacted by foreign currency as sales prices in some of our foreign markets are denominated in U.S. dollars while input costs are in other foreign currencies.  Our businesses in Western Europe are also experiencing a slowdown in demand in their markets which affected our Operating EBITDA in the period.

Set forth below is a reconciliation of Operating EBITDA, by segment, from net income (loss):

	North America 2008	North America 2007	Europe and Other 2008	Europe and Other 2007
Net (loss) income	$(730.0)	$(32.4)	$13.8	$34.8
Non-controlling interest	1.6	2.6	0.3	0.7
Income taxes (recovery)	(43.2)	(15.8)	2.6	5.8
Other expense, net	10.8	11.8	7.0	0.5
Interest	152.1	99.4	(9.8)	(9.6)
Amortization of intangible assets	13.3	17.3	0.8	0.5
Depreciation	26.3	30.3	16.8	16.4
Impairment of goodwill and intangibles	624.6	—	5.7	—
Operating EBITDA	$55.6	$113.0	$37.2	$49.1
Percentage of Sales	8.9%	13.5%	10.2%	14.1%

Liquidity and Capital Resources

Net Debt

As at

(Principal amount)	June 30, 2008	December 31, 2007
Revolving credit facility outstanding	$336.0	$—
Other bank loans outstanding	19.3	17.6
Senior secured credit facility term loan outstanding	1,139.8	1,145.6
Senior subordinated notes outstanding	769.9	769.9
Other subsidiary long-term debt outstanding	11.6	19.0
Less: Cash on hand	241.4	41.8
Net debt outstanding	$2,035.2	$1,910.3
Notes payable and financial instruments	8.6	4.7
Net cash (debt) of unrestricted subsidiaries	1.1	—
Net debt outstanding as defined in the senior secured credit facilities	$2,044.9	$1,915.0

As at June 30, 2008, net debt as defined in the credit agreement was $129.9 million higher than at December 31, 2007 due primarily to cash consumed by seasonal working capital changes, $66.4 million paid to the counterparty to the Facilities Agreement and $37.9 million paid in respect of acquisitions described previously.  As well, due to declining interest rates, the fair value of our interest rate swaps liability increased by $3.9 million to $7.1 million and is included in the Notes payable and financial instruments line above.

Debt Facilities

As at

	June 30, 2008	December 31, 2007
Revolving credit facility capacity	$350.0	$350.0
Revolving credit facility outstanding	336.0	—
Subsidiaries’ bank loan capacity	32.7	32.7
Subsidiaries’ bank loan and overdrafts outstanding	19.3	17.0
Other subsidiary long-term debt outstanding	11.6	19.0
Senior secured credit facility term loan outstanding	1,139.8	1,145.6
Senior subordinated notes outstanding	769.9	769.9

The aggregate amount of long-term debt repayments required during the next five years ending June 30, 2012 is approximately $1,921.2 million, compared to $77.7 million at December 31, 2007.  Due to the Event of Default under the Senior Secured Credit Agreement described previously, the balance of the senior secured credit facility of $1,139.8 million and the Notes of $769.9 million were classified as current.  Our ability to continue as a going concern is dependent upon our ability to reach agreement regarding a satisfactory amendment to its Senior Secured Credit Facility.

To mitigate interest risk, in April 2005, we entered into a five year interest rate swap agreement converting a notional $1.15 billion of floating-rate debt into fixed rate debt that currently bears interest at 4.22% plus an applicable credit spread of 2.00%. On April 26, 2006, and April 26, 2007, $100 million and $150 million respectively, of the interest rate swaps amortized, leaving $900 million at a fixed rate as of December 31, 2007. On April 26, 2008, another $300 million of the interest rate swaps amortized leaving $600 million at a fixed rate as of June 30, 2008.  After giving effect to the interest rate swaps at June 30, 2008 approximately 82% of outstanding interest-bearing debt carries a fixed interest rate and the remainder carries a floating rate. The three month LIBOR rate at June 30, 2008 was 2.78%.  As at June 30, 2008 the interest rate swap ceased to become an effective hedge as we may not be able to borrow on a LIBOR basis in the future.

Our ability to negotiate an appropriate amendment to our credit facility, or to make scheduled payments of principal, or to pay interest or additional amounts if any, or to refinance indebtedness, or to fund planned capital expenditures or payments required pursuant to our shareholder agreements relating to our less than wholly owned subsidiaries, will depend on future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In March and April 2008, we borrowed the remaining $336 million available from our $350 million senior secured revolving credit facility. Although we have no immediate needs for the additional liquidity, in light of current financial market conditions, we drew on the facility to provide ourselves with greater financial flexibility.

As of June 30, 2008, we were not in compliance with the financial covenants contained in our Senior Secured Credit Agreement.  As a result of such non-compliance the lenders party to the Senior Secured Credit Agreement have the right to demand immediate repayment of the obligation of $1,139.8 million as well as the amount outstanding under the revolving credit facility in the amount of $336.0 million.  To date, no demand for repayment has been made.  If such demand is made, the holders of our Senior Subordinated Notes due 2015 would be permitted to demand immediate repayment of the Notes in the amount of $769.9 million.  We have been engaged in negotiations with the lenders party to the Senior Secured Credit Agreement regarding an amendment to the agreement including a waiver of such non-compliance.  To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to us and our lenders. To the extent that the lenders under the senior secured credit facilities agree to an amendment of these covenants, such amendment may result in interest being payable on these facilities at higher interest rates.

To the extent that no demands for repayment of our Senior Secured Credit Agreement and Senior Subordinated Notes due 2015 are made, we expect our current cash balance plus cash flows from operations to be sufficient to fund near-term working capital and other investment needs through 2008. There can be no assurance, however, that we will generate cash flow from operations in an amount sufficient to enable us to meet our liquidity needs. In addition, as a result of our non-compliance with certain covenants contained in our senior secured credit facilities, we are in default under these facilities. As a result of this default, the lenders under the senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. To the extent that the lenders under the senior secured credit facilities agree to an amendment of these covenants, such amendment may result in interest being payable on these facilities at higher interest rates.

Senior Secured Credit Facility

On April 6, 2005, we entered into senior secured credit facilities which included an eight year $1.175 billion term loan due April 6, 2013 with an original interest rate of LIBOR plus 2.00% that amortizes at 1% per year.

We also entered into a $350 million revolving credit facility which is available for general corporate purposes. The revolving credit facility interest rate is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%. As of June 30, 2008, the revolving credit facility carried an interest rate of LIBOR plus 2.50%. In addition to the senior secured credit facilities noted above, we have funded operations through cash generated from operations.

Our senior secured credit facilities require us to meet a minimum interest coverage ratio of 1.65 times Adjusted EBITDA and a maximum leverage ratio of 7.0 times Adjusted EBITDA as of June 30, 2008, as defined in the credit agreements (see discussion on non-GAAP measures below).  As noted above, as of June 30, 2008 we were not in compliance with these ratios.

Our leverage ratio as defined in the senior secured credit facility as of June 30, 2008 was 8.25x at June 30, 2008 as compared to 6.00x at December 31, 2007.

Our interest coverage ratio as defined in the senior secured credit facility as of June 30, 2008 was 1.51x as compared to 1.91x at December 31, 2007.

Senior Subordinated Notes due 2015

The Notes bear interest at 11%.  The indentures relating to these notes limit our ability to:

•                  incur additional indebtedness or issue certain preferred shares;

•                  pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•                  make certain investments;

•                  sell certain assets;

•                  create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•                  enter into certain transactions with affiliates; and

•                  designate subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures relating to our senior subordinated notes due 2015 permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Non-GAAP measures

Under the indentures governing the Notes, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA is defined as net income (loss) plus interest, income taxes, depreciation and amortization, other expense (income), net, (gain) loss on refinancing, net and non-controlling interest further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not include certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Adjusted EBITDA herein is appropriate to provide additional information about the calculation of certain financial covenants in the indentures governing the notes and our senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, both the indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in our senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the disclosure of the calculation of Adjusted EBITDA provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our indentures and credit agreement (which we refer to as our “debt agreements”), and the calculation of the fixed charge coverage ratio, net debt and net debt to Adjusted EBITDA ratio under our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Last Twelve Months ended December 31, 2007	Six Months ended June 30, 2007	Six Months ended June 30, 2008	Last Twelve Months Ended June 30, 2008
Net (loss) income	$(302.9)	$2.4	$(716.2)	$(1,021.5)
Interest	178.2	89.8	142.3	230.7
Income taxes (recovery)	(72.2)	(10.0)	(40.6)	(102.8)
Depreciation and amortization	127.4	64.4	57.3	120.3
Other expense, net	29.9	12.3	17.8	35.4
Impairment of goodwill and intangibles	303.8	—	630.3	934.1
Non-controlling interest	8.1	3.3	1.9	6.7
Inventory losses(a)	7.0	1.4	4.5	10.1
Receivables transaction charges(b)	5.3	3.4	0.8	2.7
Facility closures and realignments(c)	2.4	—	0.5	2.9
Stock-based awards (d)	1.8	1.3	0.9	1.4
Franchise and capital taxes (e)	4.2	2.3	0.7	2.6
Foreign exchange gains	(2.6)	(1.7)	2.7	1.8
Employee future benefits (f)	1.1	0.3	(0.1)	0.7
Severance (g)	3.0	0.2	—	2.8
Relocation/ recruiting (h)	5.6	2.7	1.5	4.4
Lean Sigma, Supply Chain and HR consulting (i)	7.2	5.3	0.7	2.6
(Earnings) loss of unrestricted subsidiaries	3.7	—	2.9	6.6
Other (j)	8.3	3.6	1.8	6.6
Adjusted EBITDA	$319.4	$181.0	$109.5	$247.9

(a)                                  In 2007 we recorded $7.0 million of write downs associated with facilities that were being closed and product lines that were being rationalized.

(b)                                 Represents transaction charges related to the sale of receivables.

(c)                                  We incurred cost associated with the consolidation of manufacturing sites in Florida.

(d)                                 Represents non-cash equity compensation expense.

(e)                                  Represents capital and franchise taxes and other taxes not in the nature of income taxes.

(f)                                    Represents the non-cash element of pension and post-employment benefit expense.

(g)                                 Represents severance for management changes not specifically related to restructuring activities.

(h)	Represents relocation and recruiting costs for changes made in management positions.

(i)	Represents consulting fees paid to external advisors in connection with the one-time establishment of Lean Sigma, Supply Chain and HR functions in the Company.

(j)	KKR monitoring / consulting fees, legal settlements and other.

Net Debt	$2,044.9
Last Twelve Months Adjusted EBITDA	$247.9
Ratio of Net Debt to Adjusted EBITDA	8.25	x

Last Twelve Months Adjusted EBITDA	$247.9
Total Cash Interest Expense	$163.9
Ratio of Adjusted EBITDA to Interest Expense	1.51	x

Cash flows from Operating Activities

For the three month period ended June 30

	2008	2007
Cash (used in) generated from operating activities	$(81.0)	$17.6

Cash flow from operations before changes in working capital was a use of $4.5 million compared to a source of $32.5 million in the prior year.  The lower sales and earnings levels translated into reduced cash flow in the period.  Working capital was a use of $76.4 million in the current year compared to a use of $14.8 million in the prior year.  Accounts receivable consumed $66.4 million in the current year compared to $3.1 million in the prior year due largely to the repayment of $66.4 million to the counterparty of the accounts receivable sales facility following the facility’s cancellation.  Inventory was a use of $3.5 million in the 2008 period compared to a source of $10.7 million in the prior year as lower volumes complicated our ability to further reduce inventory levels. Payables were a use of cash of $6.0 million in 2008 as compared to a use of $22.6 million in the prior year.  The lower volumes have affected the overall pace of purchases and we continue to pay down our restructuring reserves that were accumulated in prior years as a result of facility closures and headcount reductions.

Cash flows from Financing Activities

For the three month period ended June 30

	2008	2007
Cash generated from financing activities	$232.5	$24.8

Cash flow from financing activities was a source of $232.5 million as borrowings on our revolving credit facility increased in order to provide greater financial flexibility in light of current financial market conditions.

Cash flows from Investing Activities

For the three month period ended June 30

	2008	2007
Cash used in investing activities	$(21.3)	$(11.1)

Cash used in investing activities was $21.3 million compared to $11.1 million in the prior year.  In the current year, fixed asset additions of $6.2 million were $1.1 million lower than the prior year as we re-deploy assets from closed facilities and contain capital expenditure to the highest return projects.  Proceeds from the sale of property, plant and equipment generated $3.8 million in the 2008 period, largely from the sale of the Tampa facility. In the 2008 period, we paid $16.8 million for the acquisition of half of the minority interest position in Sacopan.  As part of this transaction, we also made a contractually required distribution to the non-controlling interest holder in the amount of $2.5 million.  Use of cash for other investing activities of $0.3 million in 2008 consists principally of net redemptions of management stockholders.  This compares to approximately $1.3 million used in the prior year for the redemption of management stockholders.

We believe that our current cash balance plus cash flows from operations and the availability under our revolving credit facility will be sufficient to fund near-term working capital and other investment needs.

Cash flows from Operating Activities

For the six month period ended June 30

	2008	2007
Cash (used in) generated from operating activities	$(71.8)	$52.8

Cash flow from operations before changes in working capital was a use of $5.6 million compared to a source of $61.1 million in the prior year.  The lower sales and earnings levels translated into reduced cash flow in the period.  Working capital was a use of $66.2 million in the current year compared to a use of $8.3 million in the prior year.  Accounts receivable consumed $74.1 million in the current year compared to $32.0 million in the prior year due largely to the payment of $66.4 million to the counterparty of the accounts receivable sales facility following the facility’s cancellation.  Inventory was a source of $4.9 million although not as significant as the $26.5 million in the prior year as our inventory reduction efforts continue.  Payables were a source of cash of $5.6 million in 2008 as compared to a use of $0.4 million in the prior year.  The lower volumes have affected the overall pace of purchases and we continue to pay down our restructuring reserves that were accumulated in prior years as a result of facility closures and headcount reductions.

Cash flows from Financing Activities

For the six month period ended June 30

	2008	2007
Cash generated from (used in) financing activities	$322.2	$(1.9)

Cash flow from financing activities was a source of $322.2 million as borrowings on our revolving credit facility increased in order to provide greater financial flexibility in light of current financial market conditions.  In the prior year, we repaid $1.9 million of debt through cash flow from operations.

Cash flows from Investing Activities

For the six month period ended June 30

	2008	2007
Cash used in investing activities	$(48.6)	$(23.0)

Cash used in investing activities was $48.6 million compared to $23.0 million in the prior year.  In the current year, fixed asset additions of $13.5 million were $2.7 million lower than the prior year as we re-deploy assets from closed facilities and contain capital expenditure to the highest return projects.  Proceeds from the sale of property, plant and equipment generated $3.9 million in the 2008 period, largely from the sale of the Tampa facility.  In 2008, we paid $13.7 million for the acquisition of the remaining 25% of the equity of our facilities in Czech Republic and Poland as well as $16.8 million for the acquisition of half of the minority interest position in Sacopan.  As part of these transactions, we also made contractually required distributions to the non-controlling interest holders in the amount of $7.3 million.  We also made other distributions to other minority interest shareholders in the amount of approximately $1.2 million.  Use of cash for other investing activities of $0.1 million in 2008 consists principally of net redemptions of management stockholders.  This compares to approximately $1.7 million used in the prior year for the redemption of management stockholders.

We believe that our current cash balance plus cash flows from operations and the availability under our revolving credit facility will be sufficient to fund near-term working capital and other investment needs.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements included a “Facilities Agreement” to sell up to $135 million of non-interest bearing trade accounts receivable, and an “Acquired Facilities Agreement” whereby we can sell receivables of a specific customer.  The Facilities Agreement was terminated in June of 2008.

We do not have any material off-balance sheet arrangements other than those described above, which are more fully discussed in note 4 of the unaudited interim consolidated financial statements.

Related Party Transactions

We have an agreement to pay Kohlberg Kravis Roberts & Co. L.P. (“KKR”) annual management fees of $2 million for services provided, payable quarterly in advance, with the amount increasing by up to 5% per year. For the three month period ended June 30, 2008 we paid KKR $0.6 million (June 30, 2007 - $0.5 million) for services rendered.

In addition, we paid fees of $0.2 million for the three month period ended June 30, 2008 (June 30, 2007 - $0.8 million) to KKR Capstone for services provided on a per-diem basis for management consulting services. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone.